Exhibit 99.1

Kuke Music Holding Limited Reports First Quarter 2021 Unaudited Financial Results

BEIJING, China, May 20, 2021 /PRNewswire / -- Kuke Music Holding Limited ("Kuke" or the "Company")(NYSE: KUKE), a leading provider of classical music licensing, subscription, and education services in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	Total revenue increased by 85.0% to RMB11.4 million (US$1.7 million) from RMB6.2 million in the same period of 2020.
•

Smart music education revenue increased by 786.9% to RMB6.8 million (US$1.0 million) from RMB0.8 million in the same period of 2020.   Licensing and subscription revenue decreased by 14.5% to RMB4.6 million (US$0.7 million) from RMB5.4 million in the same period of 2020.

•	Loss was RMB37.0 million (US$5.5 million), compared to RMB37.4 million in the same period of 2020. Non-IFRS loss[1] was RMB15.6 million (US$2.4 million), compared to RMB15.9 in the same period of 2020.
•

As of March 31, 2021, the Company had established collaborations with over 2,500 kindergartens, and over 38,000 paying students were enrolled in the Company’s Kukey courses. The number of Kuke smart pianos that the Company had placed in collaborating kindergartens was more than 11,000.

•	Full year 2021 revenue is expected to be no less than RMB400 million US$61.05 million.

Mr. He Yu, Chief Executive Officer of Kuke, commented, “We achieved strong revenue growth for the first quarter, as revenue increased by 85.0% year over year to RMB11.4 million. Growth was mainly driven by our smart music education business which grew 7.9 times from the same period of last year. This was largely due to our ability to adapt quickly to the reopening of schools and new government policy emphasizing more arts education for primary and secondary schools. We expect these trends to continue driving growth in demand for our music education services going forward.”

Mr. Tony Chan, Chief Financial Officer of Kuke, commented, “Our gross profit for the first quarter increased by 125.8% year over year to 3.2 million, while gross margin was improved to 28.2% from 23.1% in the same period of last year. This was due to our enhanced bargaining power to secure better terms with upstream content providers. Given the favorable market conditions for our music education services, we will continue to expand the segment while leveraging our leading content library, differentiated technology and effective partnerships to continue improving our efficiency and support sustainable growth over the long term.”

[1]

Non-IFRS loss of the Company was arrived at after excluding the combined effect of amortization and depreciations, share-based compensation expenses, impairment losses on financial assets, and the corresponding income tax effects of these non-IFRS adjustments.

First Quarter 2021 Financial Results

Total Revenue

Total revenue in the first quarter of 2021 increased by 85.0% to RMB11.4 million (US$1.7 million) from RMB6.2 million in the same period of 2020, mainly driven by the increase in smart music education revenue.

•

Smart music education revenue in the first quarter of 2021 increased by 786.9% to RMB6.8 million (US$1.0 million) from RMB0.8 million in the same period of 2020, mainly attributable to a significant increase in student enrollment and sales.

•

Licensing and subscription revenue in the first quarter of 2021 decreased by 14.5% to RMB4.6 million (US$0.7 million) from RMB5.4 million in the same period of 2020, mainly due to the impact of COVID-19 pandemic during 2020

Cost of Sales

Total cost of sales in the first quarter of 2021 increased by 72.8% to RMB8.2 million (US$1.2 million) from RMB4.7 million in the same period of 2020, mostly in line with revenue growth.

Gross Profit

Gross profit in the first quarter of 2021 increased by 125.8% to RMB3.2 million (US$0.5 million) from RMB1.5 million in the same period of 2020. Gross margin improved to 28.2% from 23.1% in the same period of 2020, mostly due to the Company’s increased bargaining power with its content providers.

Operating Expenses

Total operating expenses in the first quarter of 2021 increased by 15.7% to RMB49.3 million (US$7.5 million) from RMB42.6 million in the same period of 2020.

•

Selling and distribution expenses in the first quarter of 2021 increased by 126.1% to RMB7.3 million (US$1.1 million) from RMB3.2 million in the same period of 2020, mainly due to expanded marketing initiatives for the Company’s kindergarten education services.

•

Administrative expenses in the first quarter of 2021 increased by 105.4% to RMB40.4 million (US$6.2 million) from RMB19.7 million in the same period of 2020, mainly due to increased stock-based compensation expenses as a result of the adoption of an equity incentive plan.

Operating Loss

Operating loss in the first quarter of 2021 was RMB37.1 million (US$5.6 million), compared to RMB39.7 million in the same period of 2020.

Loss and Non-IFRS Loss for the Period

Loss for the first quarter of 2021 was RMB37.0 million (US$5.5 million), compared to RMB37.4 million in the same period of 2020. Non-IFRS loss was RMB15.6 million (US$2.4 million), compared to RMB15.9 million in the same period of 2020.

Loss per ADS and Non-IFRS Loss per ADS

Basic and diluted loss per American Depositary Share (“ADS”) were both RMB1.29 (US$0.20) in the first quarter of 2021, compared to RMB1.82 in the same period of 2020. Basic and diluted non-IFRS loss per ADS were both RMB0.54 (US$0.08) in the first quarter of 2021, compared to RMB0.78 in the same period of 2020. Each ADS represents one Class A ordinary share of the Company.

Balance Sheet

As of March 31, 2021, the Company had cash and cash equivalents of RMB 232.1 million (US$35.4 million).

Conference Call Information

The Company will hold a conference call on Thursday, May 20, 2021 at 8:00 P.M. Eastern Time (Friday, May 21, 2021 at 8:00 A.M. Beijing/Hong Kong Time) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Kuke Music Holding Limited

A replay of the conference call will remain accessible for one week after the live event by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	10156592

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.kuke.com/.

About Kuke Music Holding Limited

Kuke Music Holding Limited (NYSE: KUKE) is the leading provider of classical music licensing, subscription, and education services in China. Kuke had the largest library of classical music content and was the largest classical music licensing service provider and the second largest online classical music subscription service provider in China in 2019, according to Frost & Sullivan. Kuke leverages its rich and diverse content offerings and deep expertise in music education to offer innovative and efficient smart music education solutions, which primarily consist of its proprietary Kuke smart pianos, Kuke smart teaching systems and Kukey courses. Kuke is also the organizer of several live classical musical events in China, including the Beijing Music Festival, which is one of the most renowned musical events in the world. Through these three highly synergistic business lines, Kuke has formed a thriving content-centric ecosystem, positioning it well to continuously provide its customers with differentiated value propositions.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader.  Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.552 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board.  The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. Kuke may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke's registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

The Company uses non-IFRS profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS profit helps management to analyze trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit or loss for the period.

Non-IFRS profit for the period should not be considered in isolation or construed as an alternative to net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS profit for the period and the corresponding footnote explaining the calculation of such measure together. Non-IFRS profit for the period presented here may be different to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, and should not be compared to the measure adopted by the Company's data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS profit for the period represents profit or loss for the year excluding the combined effect of amortization and depreciations, share-based compensation expenses, impairment losses on financial assets, and the corresponding income tax effects of these non-IFRS adjustments.

Investor Relations Contact:

Kuke Music Holding Limited

Email: kuke@icrinc.com

Phone: +1 (212) 321-0602

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of RMB and US$)

	December 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	US$
NON‑CURRENT ASSETS
Property, plant and equipment	18,135	23,350	3,564
Intangible assets	263,101	270,381	41,268
Right‑of‑use assets	14,918	14,067	2,147
Goodwill	237,225	237,225	36,208
Investment in a joint venture	491	304	46
Prepayments, other receivables and other assets	95,376	146,164	22,309
Net investments in subleases	202	68	10
Deferred tax assets	8,917	11,501	1,755
Total non‑current assets	638,365	703,060	107,307
CURRENT ASSETS
Inventories	950	3,667	560
Trade receivables	181,722	142,726	21,785
Prepayments, other receivables and other assets	28,523	25,514	3,895
Net investments in subleases	211	350	53
Due from related parties	1,763	2,306	352
Due from shareholders	100	100	15
Cash and cash equivalents	25,719	232,146	35,432
Total current assets	238 ,988	406,809	62,092
Total assets	877,353	1,109,869	169,399
EQUITY
Issued capital	162	195	30
Reserves	655,939	923,828	141,003
Equity attributable to equity holders of the parent	656,101	924,023	141,033
Non‑controlling interests	5,068	4,964	758
Total equity	661,169	928,987	141,791
NON‑CURRENT LIABILITIES
Other payable	—	—	—
Contract liabilities	587	—	—
Deferred tax liabilities	1,447	1,440	220
Lease liabilities	9,830	10,264	1,567
Total non‑current liabilities	11,864	11,704	1,787
CURRENT LIABILITIES
Trade payables	27,310	27,717	4,230
Other payables and accruals	67,121	49,276	7,520
Contract liabilities	24,314	21,244	3,242
Due to a shareholder	325	325	50
Due to a related party	7,177	—	—
Interest‑bearing loans and borrowings	60,000	60,000	9,158
Lease liabilities	7,660	7,617	1,163
Income tax payable	10,413	2,999	458
Total current liabilities	204,320	169,178	25,821
Total liabilities	216,184	180,882	27,608
Total equity and liabilities	877,353	1,109,869	169,399

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	US$
Revenue	6,159	11,396	1,739
Cost of sales	(4,738)	(8,187)	(1,250)
Gross profit	1,421	3,209	489
Other income, net	1,444	9,034	1,379
Selling and distribution expenses	(3,222)	(7,285)	(1,112)
Administrative expenses	(19,673)	(40,407)	(6,167)
Impairment losses on financial assets, net	(19,729)	(1,620)	(247)
Other operating expenses	—	(29)	(4)
Operating loss	(39,759)	(37,098)	(5,662)
Share of losses of a joint venture....		(187)	(29)
Finance costs	(2,577)	(2,281)	(348)
Finance income	520	16	2
Loss before tax	(41,816)	(39,550)	(6,037)
Income tax expense	4,353	2,591	395
Loss for the period and total comprehensive loss for the period	(37,463)	(36,959)	(5,642)
Attributable to:
Equity holders of the parent	(37,160)	(36,857)	(5,626)
Non‑controlling interests	(303)	(102)	(16)

Basic	(1.82)	(1.29)	(0.20)
Diluted	(1.82)	(1.29)	(0.20)

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands of RMB and US$)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	US$
Loss for the period and total comprehensive loss for the period	(37,463)	(36,959)	(5,642)
Adjustments:
Amortsation and Depreciation	2,223	4,001	611
Share-based compensation	—	16,363	2,497
Impairment losses on financial assets, net	19,729	1,620	247
Income tax effects	(350)	(657)	(100)
Non-IFRS Profit	(15,861)	(15,632)	(2,387)